March 14, 2010

Ms. Jennifer Gowetski
Senior Counsel
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re:          TC Power Management Corp. (the “Registrant”)
Preliminary Information Statement on Schedule 14C
(the “Preliminary Information Statement”)
Filed February 1, 2011
File No. 000-53232

Dear Ms. Gowetski:

The Registrant filed the Preliminary Information Statement on February 1, 2010, and you commented on the Preliminary Information Statement in a letter dated February 11, 2011.  We responded to your comments in a letter dated February 15, and you followed up with additional comments in a letter dated March 1, 2011.   We set out below your comments from the letter dated March 1, 2011 and our responses thereto.

1.  We note your response to comments 1 and 2of our letter dated February 11, 2011.  Please provide disclosure describing how the merger was valid despite the language in Section 5.02 of the merger agreement that indicates that shareholder approval is required.  In addition, please include risk factor disclosure discussing the risk that the merger transaction may not be valid and that you may be subject to damages as a result of such transaction.

RESPONSE:  Although we disagree that Section 5.02 of the Agreement and Plan of Merger required shareholder approval to consummate the acquisition of Axiom Minerals de Mexico, S.A. de C.V. (“Axiom Mexico”), we understand that a reading of Section 5.02 could leave a reader with an impression that such approval was required.  Simultaneously with the submission of this letter, we are filing with the SEC a revised Preliminary Information Statement on Schedule 14-C that discloses the Section 5.02 language and sets out the reasons why shareholder approval was not required to consummate the acquisition.  Such additional disclosure also sets out that we have obtained a waiver from Axiom Mexico and Axiom Mexico’s sole shareholder at the time of the acquisition as to all liability related to such warranty.  The additional language, located in the section entitled “Background Information” on page 2 of the newly filed Preliminary Information Statement on Schedule 14-C reads:

On January 13, 2011, we entered into an Agreement and Plan of Merger whereby our subsidiary acquired all of the issued and outstanding shares of Axiom Minerals de Mexico S.A. de C.V. (“Axiom Mexico”), a company  engaged in the exploration and development of precious metal properties, in exchange for the issuance of two million of our common shares.  In the Agreement and Plan of Merger, we provided a representation and warranty to Axiom Mexico that the approval of our shareholders would be obtained as it “is required in accordance with the laws of the State of Nevada to consummate the Reincorporation . . . .”  While such language could be interpreted to indicate that shareholder approval was required for the acquisition, we do not believe so as:

●	the inclusion of such language was a clerical error carried over from a prior transaction as the term Reincorporation is not defined in the agreement,

●	even if not a clerical error, the term reincorporation would refer to our reincorporating in another state, something that is not contemplated by the Agreement and Plan of Merger,

●	shareholder approval is not required in accordance with the laws of Nevada to consummate the merger contemplated by the Agreement and Plan of Merger and

●
even if such phrase were to apply to this transaction, there would be no liability as the provision applies to a representation and warranty for an action that is not contemplated by the Agreement and Plan of Merger.

If a court or administrative body were to disagree with our conclusion, we could be subject to significant liability, lose our primary assets or be forced to cease operations.  To reduce our exposure, we have obtained a waiver of all liability from Axiom Mexico and its sole shareholder at the time of the acquisition as to the representation and warranty regarding obtaining shareholder approval for a reincorporation.

2.  We note you intend to amend your annual report on Form 10-K to include disclosure that you should not have concluded that your controls and procedures were effective if your internal control over financial reporting was ineffective.  We will continue to monitor for this amendment.

RESPONSE:  We note your comment, but respectfully point out that the comment from the Staff of the SEC regarding the Company’s 10-K for the year ended August 31, 2010 did not concern a statement in the 10-K concluding that the Company’s disclosure controls and procedures were effective (the 10-K states that the disclosure controls and procedures are not effective), but rather that the certifications required under Exchange Act Rules 13a-14(a) and 15d-15(a) were missing certain language.

In addition to the above responses to your comments, we hereby acknowledge that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Preliminary Information Statement and the Definitive Information Statement, (ii) comments from the staff  of the U.S. Securities and Exchange Commission (the “Commission”) does not foreclose the Commission from taking any action with respect to the Preliminary Information Statement or the Definitive Information Statement and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with the above, please contact Tim Dockery at (212) 588-0022.

Sincerely,

TC Power Management Corp.

/s/ John Larson

cc:           Folake Ayoola, Attorney Advisor